News Release



ZURICH
FINANCIAL SERVICES

NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA AND JAPAN

Zurich completes issuance of subordinated debt

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, June 15, 2005 – Zurich Financial Services Group (Zurich) today completed the issuance of EUR 500 million of 20-year subordinated debt, callable in 2015, to institutional investors at the Euromarket. The transaction has met with a very positive investor response and was more than four and a half times oversubscribed.

The debt has been issued by Zurich Finance (USA), Inc. under the "Euro Medium Term Note Programme" of the Zurich Insurance Company. The coupon has been set at 4.50%. This equated to a spread of 120 basis points over mid-swaps and 135 basis points over the reference government bond.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.

ZURICH
FINANCIAL SERVICES

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